SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Section 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-22018

                                 Cortech, Inc.
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             (Exact name of registrant as specified in its charter)


                           6850 N. Broadway, Suite G
                             Denver, Colorado 80221
                                 (303) 650-1200
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Series A Junior Participating Preferred
                             Stock Purchase Rights
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            (Title of each class of Securities covered by this Form)


                    Common Stock, par value $.002 per share
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           [X]            Rule 12h-3(b)(1)(i)           [ ]
Rule 12g-4(a)(1)(ii)          [ ]            Rule 12h-3(b)(1)(ii)          [ ]
Rule 12g-4(a)(2)(i)           [ ]            Rule 12h-3(b)(2)(i)           [ ]
Rule 12g-4(a)(2)(ii)          [ ]            Rule 12h-3(b)(2)(ii)          [ ]
                                             Rule 15d-6

Approximate number of holders of record as of the certification or notice date:0


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Pursuant to the  requirements of the Securities  Exchange Act of 1934,  Cortech,
Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 14, 1998                    By:    /s/ John W. Galuchie, Jr.
                                                  --------------------------
                                           Name:  John W. Galuchie, Jr.
                                           Title: President